Filed pursuant to Rule 433

Registration Statement No. 333-180300-03

January 29, 2013

Hello. I’m Dr. Paul Staneski. Welcome to this brief introduction to covered call strategies and how here at Credit Suisse we have applied them to the world of gold investing.

This video will give you a brief overview of our new ETN, GLDI, which delivers exposure to a covered call, cash flow strategy using GLD, a large gold ETF. However, please also refer to the prospectus for this product for complete details.

Let’s start with a quick review of call options.

A call option is the right to buy an asset for a given price, known as the strike price, on or up to a certain date.

For example, with XYZ stock trading at 100, the right to buy it in 90 days for 110 is the “110 Call”.

At expiration, if XYZ is trading higher than 110, the owner of the option will exercise it, buying the stock for 110. We say the option ends up “in the money”.

If XYZ is trading for less than 110, the option will expire worthless and the owner does nothing. That is, the option ends up “out of the money”.

The buyer must pay the seller, also called the “writer”, for the option. This price is the option’s “premium”.

In return for the premium, the buyer of a call can get long the stock at the strike price with, at worst, a position worth nothing at expiration; the call buyer participates in the stock’s gains, but cannot lose more than the premium paid if the stock declines.

The premium of a call option depends on a number of factors, including the stock price, the strike price, interest rates, dividends, time until expiration, and volatility.

Volatility is a measure of how much the stock price moves around. Higher volatility increases option premiums because it makes it more likely that the stock will end up beyond the strike price.

If an investor sells a call option on a stock they already own, or buys at the same time, this is known as a “covered call” or call overwrite strategy.

If the stock ends up at or below the strike price, then the overwriter’s return is increased by the premium received.

If the stock ends up above the strike price, then the overwriter’s return is capped at a price equivalent to the strike price plus the premium received.

In practice, the investor does not have to hold the call until expiration; it can be bought back at any time, resulting in a gain or loss depending upon the premium initially received. In this way, the investor never has to actually have the stock physically “called away” if they do not wish to relinquish the shares.

A common reason to write covered calls is “yield enhancement”. The premium earned from selling the call enhances the portfolio’s cash flow. However, this is no free lunch. The main risk is that the investor will have the stock “called away” if the price finishes above the strike, thereby reducing upside participation. And, of course, the investor is still exposed to declines in the stock price.

Covered call strategies are not appropriate for all market environments. In a consistently upward-trending market, or in an extremely volatile market, a covered call strategy can underperform an investment in just the reference asset, because it will fail to capture all of the potential upside and can miss out on big gains. Call overwriting is often done systematically to generate recurring cash flows. For example, an investor may choose to consistently sell one-month 3% out-of-the-money calls on an index.

In fact, this systematic type of strategy is what GLDI is intended to replicate.

The GLDI ETN tracks the Credit Suisse NASDAQ Gold FLOWS Index. FLOWS stands for “Formula Linked OverWrite Strategy”. The index is composed of three components at any given time:

Long GLD shares

Short GLD call options and

Cash.

This is not a managed portfolio with actual cash trades. Rather, the index represents “notional”, or hypothetical transactions.

Each month, over a 5-day period, the index synthetically sells call options that are approximately 3% out of the money at the time the strike is selected. These call options are on the GLD ETF. The index is simultaneously long GLD shares. Hence, this is a “covered call” strategy. After approximately one month’s time, the index buys back those call options to close out the position, while simultaneously selling new options that have about a month left to expire. The cash realized from the sale and subsequent buyback of the calls is paid out after approximately one month as a coupon on the ETNs.

This strategy creates a yield on the GLD. Besides income, this yield also buffers losses when the GLD declines.

However, the strategy limits upside participation in GLD to 3% per month, plus the coupon.

Additionally, there are other risks associated with investing in the GLDI ETN. For example …

Investors are subject to the credit risk of Credit Suisse.

The price at which the ETNs trade might not perfectly track an actual covered call strategy.

And fees and expenses associated with the ETN may offset some or all of the gains from this implementation of a covered call strategy.

All risks should be considered before investing, and investors should carefully review the prospectus before determining if this investment is right for them.

Thank you for your time today.

Credit Suisse has filed a registration statement (including a pricing supplement, prospectus supplement and prospectus) with the Securities and Exchange Commission, or SEC, for certain offerings to which this communication relates. Before you invest, you should read the applicable pricing supplement, the prospectus supplement and prospectus in that registration statement, to understand fully the terms of the securities and other considerations that are important in making a decision about investing in the securities and such offering. You may obtain these documents without cost by visiting EDGAR on the SEC website at www.sec.gov. Alternatively, Credit Suisse, any dealer, or any agent participating in the relevant offering will arrange to send you the applicable pricing supplement, prospectus supplement and prospectus if you so request them by calling toll-free 1-800-221-1037.